Exhibit 99.2

Financial Information for the Three Months and Nine Months Ended September 30, 2019 of Kenon and OPC
and Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary Kenon consolidated financial information

Appendix B: Summary OPC consolidated financial information

Appendix C: Definition of OPC’s EBITDA and non-IFRS reconciliation

Appendix D: Summary financial information of OPC’s subsidiaries

Appendix E: Summary operational information of OPC

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Financial Position as of September 30, 2019 and December 31, 2018

	As of September 30,	As of December 31,
	2019	2018
	(Unaudited)
	$ millions
Current assets
Cash and cash equivalents	210	131
Short-term investments and deposits	72	50
Trade receivables, net	34	36
Other current assets, including derivatives	77	41
Asset held for sale	70	70
Total current assets	463	328
Non-current assets
Investments in associated companies	150	161
Deposits, loans and other receivables, including derivative instruments	154	140
Deferred payment receivable	201	189
Deferred taxes, net	1	1
Property, plant and equipment, net (including right-of-use asset)	681	635
Intangible assets, net	1	1
Total non-current assets	1,188	1,127
Total assets	1,651	1,455
Current liabilities
Loans and debentures	40	23
Trade payables	62	48
Other payables, including derivative instruments and liabilities in respect of leases	32	12
Income tax payable	4	7
Total current liabilities	138	90
Non-current liabilities
Loans, excluding current portion	509	488
Debentures, excluding current portion	77	75
Deferred taxes, net	75	59
Income tax payable	29	27
Other non-current liabilities	5	-
Total non-current liabilities	695	649
Total liabilities	833	739
Equity
Share capital	602	602
Translation reserve	21	1
Capital reserve	15	17
Accumulated profit	77	29
Equity attributable to owners of the Company	715	649
Non-controlling interests	103	67
Total equity	818	716
Total liabilities and equity	1,651	1,455

 Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Profit & Loss

	For the nine months ended September 30,		For the three months ended September 30,
	2019	2018	2019	2018
	$ millions		$ millions
Revenue	284	279	102	94
Cost of sales and services (excluding depreciation)	(195)	(188)	(69)	(61)
Depreciation	(23)	(23)	(8)	(8)
Gross profit	66	68	25	25
Selling, general and administrative expenses	(25)	(18)	(7)	(6)
Other income	6	1	5	-
Other expenses	-	(1)	-	-
	47	50	23	19
Financing expenses	(22)	(24)	(6)	(7)
Financing income	14	23	5	11
Financing expenses, net	(8)	(1)	(1)	4
Gain on third party investment in Qoros	-	504	-	-
Fair value loss on put option	(22)	(21)	(14)	(8)
Recovery of financial guarantee	11	63	11	-
Share in losses of associated companies, net of tax	(18)	(72)	(3)	(22)
Profit/(loss) before income taxes	10	523	16	(7)
Income taxes	(14)	(11)	(7)	(4)
(Loss)/profit for the period from continuing operations	(4)	512	9	(11)
Profit/(loss) for the period from discontinued operations
-Recovery of retained claims, net	26	-	26	-
-Other	(1)	(4)	-	(4)
	25	(4)	26	(4)
Profit/(loss) for the period	21	508	35	(15)
Attributable to:
Kenon's shareholders	9	496	28	(20)
Non-controlling interests	12	12	7	5
Profit/(loss) for the period	21	508	35	(15)
Basic/diluted profit/(loss) per share attributable to Kenon's shareholders (in dollars):
Basic/diluted profit/(loss) per share	0.16	9.22	0.53	(0.38)
Basic/diluted (loss)/profit per share from continuing operations	(0.30)	9.29	0.05	(0.31)
Basic/diluted profit/(loss) per share from discontinued operations	0.46	(0.07)	0.48	(0.07)

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Cash Flows
For the nine months ended September 30, 2019 and 2018

	For the nine months ended September 30,
	2019	2018
	$ millions
Cash flows from operating activities
Profit for the period	21	508
Adjustments:
Depreciation and amortization	23	23
Financing expenses, net	8	1
Share in losses of associated companies, net of tax	18	72
Recovery of financial guarantee	(11)	(63)
Gain on third party investment in Qoros	-	(504)
Fair value loss on put option	22	21
Net change in fair value of derivative financial instruments	-	1
Write back of other payables	-	(3)
Share-based payments	1	1
Income taxes	19	15
	101	72
Change in trade and other receivables	(18)	3
Change in trade and other payables	16	(15)
	99	60
Income taxes paid, net	(9)	(171)
Net cash provided by / (used in) operating activities	90	(111)

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Cash Flows, continued
For the nine months ended September 30, 2019 and 2018

	For the nine months ended September 30,
	2019	2018
	$ millions
Cash flows from investing activities
Short-term deposits and loans, net	(18)	(27)
Payments for long-term deposits, net	(20)	(3)
Cash paid for businesses purchased, less cash acquired	-	(2)
Acquisition of property, plant and equipment	(24)	(33)
Interest received	2	10
Proceeds from dilution of third party investment in Qoros	-	260
Receipt to release financial guarantee	-	18
Payment of transaction cost for sale of subsidiaries	-	(49)
Payment of investment obligation to Qoros	-	(90)
Sale of subsidiary, net of cash disposed off	1	-
Payments for transactions in derivatives, net	(1)	-
Receipt of insurance claim	5	-
Net cash (used in) / provided by investing activities	(55)	84

Cash flows from financing activities
Dividend paid to non-controlling interests in a subsidiary	(7)	(8)
Capital distribution	-	(665)
Receipt of long-term loans and issuance of debentures	-	28
Repayment of long-term loans and debentures	(14)	(126)
Repayment of short-term credit from banks and others, net	(4)	(319)
Payment of deferred expenses	-	(1)
Proceeds from issue of share capital by a subsidiary to non-controlling interests	76	-
Interest paid	(15)	(18)
Net cash provided by / (used in) financing activities	36	(1,109)

Increase / (decrease) in cash and cash equivalents	71	(1,136)
Cash and cash equivalents at beginning of the period	131	1,417
Effect of exchange rate fluctuations on balances of cash and cash equivalents	8	(6)
Cash and cash equivalents at end of the period	210	275

Information regarding reportable segments

The following table sets forth selected financial data for Kenon’s reportable segments for the periods presented:

	For the nine months ended September 30, 2019
	OPC	Quantum[1]	Other[2]	Consolidated Results
	$ millions
Revenue	284	-	-	284
Depreciation and amortization	(23)	-	-	(23)
Financing income	2	-	12	14
Financing expenses	(22)	-	-	(22)
Recovery of financial guarantee	-	11	-	11
Fair value loss on put option	-	(22)	-	(22)
Share in losses of associated companies	-	(13)	(5)	(18)
Profit / (Loss) before taxes	39	(24)	(5)	10
Income taxes	(11)	-	(3)	(14)
Profit / (Loss) from continuing operations	28	(24)	(8)	(4)
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

	For the nine months ended September 30, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	$ millions
Sales	279	-	-	-	279
Depreciation and amortization	(23)	-	-	-	(23)
Financing income	1	9	45	(32)	23
Financing expenses	(21)	(2)	(33)	32	(24)
Recovery of financial guarantee	-	63	-	-	63
Gain on third party investment in Qoros	-	504	-	-	504
Fair value loss on put option	-	(21)	-	-	(21)
Share in losses of associated companies	-	(49)	(23)	-	(72)
Profit / (Loss) before taxes	37	503	(17)	-	523
Income taxes	(10)	-	(1)	-	(11)
Profit / (Loss) from continuing operations	27	503	(18)	-	512
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
(3)	“Adjustments” includes inter-segment financing income and expenses.

	For the three months ended September 30, 2019
	OPC	Quantum[1]	Other[2]	Consolidated Results
	$ millions
Revenue	102	-	-	102
Depreciation and amortization	(8)	-	-	(8)
Financing income	1	-	4	5
Financing expenses	(6)	-	-	(6)
Recovery of financial guarantee	-	11	-	11
Fair value loss on put option	-	(14)	-	(14)
Share in losses of associated companies	-	(5)	2	(3)
Profit / (Loss) before taxes	20	(8)	4	16
Income taxes	(6)	-	(1)	(7)
Profit / (Loss) from continuing operations	14	(8)	3	9
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

	For the three months ended September 30, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	$ millions
Revenue	94	-	-	-	94
Depreciation and amortization	(8)	-	-	-	(8)
Financing income	-	8	6	(3)	11
Financing expenses	(6)	-	(4)	3	(7)
Fair value loss on put option	-	(8)	-	-	(8)
Share in losses of associated companies	-	(21)	(1)	-	(22)
Profit / (Loss) before taxes	15	(22)	-	-	(7)
Income taxes	(4)	-	-	-	(4)
Profit / (Loss) from continuing operations	11	(22)	-	-	(11)
____________________________________
(1)          Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)          Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
(3)          “Adjustments” includes inter-segment financing income and expenses.

 Information regarding associated companies

	Asset held for sale		Carrying amounts of investment in associated companies		Equity in the net (losses) / earnings of associated companies
	as at		as at		For the nine months ended		for the three months ended
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	$ millions		$ millions		$ millions		$ millions
ZIM	-	-	84	91	(5)	(23)	2	(1)
Qoros	70	70	66	70	(13)	(49)	(5)	(21)
	70	70	150	161	(18)	(72)	(3)	(22)

Appendix B

Summary OPC consolidated financial information1

 Summary Data from OPC’s Consolidated Statement of Income
	For the nine months ended September 30,		For the three months ended September 30,
	2019	2018	2019	2018
	$ millions		$ millions
Revenue	284	279	102	94
Cost of sales (excluding depreciation and amortization)	(195)	(188)	(69)	(61)
Depreciation and amortization	(23)	(23)	(8)	(8)
Gross profit	66	68	25	25
General, selling and administrative expenses	(12)	(11)	(4)	(4)
Other income	5	-	4	-
Financing expenses, net	(20)	(20)	(5)	(6)
Profit before taxes	39	37	20	15
Taxes on income	(11)	(10)	(6)	(4)
Net profit for the period	28	27	14	11
Attributable to:
Equity holders of the company	20	21	10	9
Non-controlling interest	8	6	4	2
Net profit for the period	28	27	14	11

(1)	Translations of NIS amounts into US Dollars use a rate of 3.59: 1 for 2019 and 3.58: 1 for 2018.

Summary Data from OPC’s Consolidated Statement of Cash Flows
	For the nine months ended September 30,		For the three months ended September 30,
	2019	2018	2019	2018
	$ millions		$ millions
Cash flows provided by operating activities	115	86	41	20
Cash flows used in investing activities	(61)	(74)	(2)	(35)
Cash flows used in / (provided by) financing activities	29	(23)	30	10
Increase / (decrease) in cash and cash equivalents	83	(11)	69	(5)
Cash and cash equivalents at end of the period	180	129	180	129
Investments in property, plant and equipment	(24)	(43)	(5)	(10)
Total depreciation and amortization	23	23	8	8

Summary Data from OPC’s Consolidated Statement of Financial Position

	As of
	September 30, 2019	December 31, 2018
	$ millions
Total financial liabilities[1]	627	586
Total monetary assets[2]	323	187
Total equity attributable to the owners	279	181
Total assets	1,096	905

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, short-term deposits and restricted cash.

Appendix C

Definition of OPC’s EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents EBITDA, which is considered to be a “non-IFRS financial measure.”

OPC defines “EBITDA” as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA as a measure of OPC's profitability since it does not take into consideration certain costs and expenses that result from OPC's business that could have a significant effect on net profit, such as financial expenses, taxes, depreciation, capital expenses and other related items.

OPC believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the nine months ended September 30,
	2019	2018
	$ millions
Net profit for the period	28	27
Depreciation and amortization	23	23
Financing expenses, net	20	20
Income tax expense	11	10
EBITDA	82	80

	For the three months ended September 30,
	2019	2018
	$ millions
Net profit for the period	14	11
Depreciation and amortization	8	8
Financing expenses, net	5	6
Income tax expense	6	4
EBITDA	33	29

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, deposits and restricted cash for OPC’s subsidiaries as of September 30, 2019:

	OPC-Rotem	OPC-Hadera	Tzomet	Others	Total OPC

Debt (excluding accrued interest)	352	191	-	84	627
Cash and cash equivalents and short term deposits	96	6	1	148	251
Restricted cash (including debt service reserves)	38	2	2	30	72
Debt service reserves	23	-	-	15	38

The tables below set forth debt, cash and cash equivalents, deposits and restricted cash for OPC’s subsidiaries as of December 31, 2018:

	OPC-Rotem	OPC-Hadera	Others	Total OPC

Debt (excluding accrued interest)	336	172	78	586
Cash and cash equivalents and short term deposits	26	12	77	115
Restricted cash (including debt service reserves)	46	2	24	72
Debt service reserves	24	-	13	37

Appendix E

Summary Operational Information of OPC

The tables below set forth details of sales, generation and purchases of electricity by OPC and availability and net generation of OPC split by the OPC-Rotem plant and the Hadera energy center (kWh in millions):

	For the nine months ended September 30,		For the three months ended September 30,
	2019	2018	2019	2018
Sales to private customers	2,982	2,915	991	942
Sales to the system administrator	54	70	6	23
Total sales	3,036	2,985	997	965

	For the nine months ended September 30,		For the three months ended September 30,
	2019	2018	2019	2018
Net generation of electricity	2,829	2,808	897	878
Purchase of electricity from the system administrator	207	177	100	87
Total volume of electricity generated and purchases from the system administrator	3,036	2,985	997	965

	For the nine months ended September 30,
	2019		2018
	Availability (%)	Net generation (kWh in millions)	Availability (%)	Net generation (kWh in millions)
OPC-Rotem	98%	2,766	98%	2,746
OPC-Hadera	94%	63	97%	62

	For the three months ended September 30,
	2019		2018
	Availability (%)	Net generation (kWh in millions)	Availability (%)	Net generation (kWh in millions)
OPC-Rotem	95%	876	93%	858
OPC-Hadera	99%	21	99%	20